AMENDED AND RESTATED NEW SLOBBR, LLC OPERATING AGREEMENT

Pursuant to the New Slobbr, LLC ("New Slobbr") Operating Agreement, dated as of January 1, 2017 (the "Operating Agreement"), New Slobbr, LLC and the Members (as defined in Article IX(B) herein) hereby agree to amend and restate the terms of the Operating Agreement as follows:

Article I. Formation

A.   Name. The name of the limited liability company shall be New Slobbr, LLC, effective as of January 1, 2017 (the "Company").

B.   Purpose. The Company is being formed to own and operate a web-based business designed to connect dog owners and enthusiasts to dog friendly businesses and recreation nationwide, to engage in any activities directly or indirectly related or incidental thereto and to conduct or promote any lawful business or purpose permitted by the law of Delaware.

C.   Principal Office. The principal office of the Company shall be 14 Mitchell Pond Road, Windham, New Hampshire 03087.

D.   Registered Office. The registered office of the Company for service of process within the state shall The Company Corporation, 2711 Centerville Road, Suite 400, Wilmington, DE USA 19808.

E.   Registered Agent. The registered agent of the Company for service of process within the state of Delaware shall be The Company Corporation, 2711 Centerville Road, Suite 400, Wilmington, DE USA 19808.

F.   Certificate of Formation. A Certificate of Formation complying with State of Delaware limited liability company statute was filed with the Delaware Secretary of State on January 6, 2017.

Article II. Duration

The Company does not have a specified date for dissolution, and its existence shall be perpetual, until terminated in accordance with the terms of this agreement.

Article III. Members' Capital Contributions

A.   Initial Contributions. The initial capital of the Company shall be contributed by the members as follows:

1)	Michelle Fournier	$12,000
2)	Jonathan Lagasse	$30,000
3)	Irrational Investments, LLC	$10,000

B.   Additional Contributions. If the Company cannot meet its operating expenses, after a majority vote of the Members to provide additional capital contributions, each of the members will make additional capital in the amount determined by the managers to meet such expenses. Each member will contribute a share of such required expenses as necessary in an amount not to exceed the share of profits of the Company to which the member is entitled under this agreement.   If any member fails to make any additional capital contribution to the Company as authorized, on its due date, the remaining members may, on behalf of the Company, send the member written notice of nonpayment. The notice must state the unpaid amount and request that it be paid not less than thirty (30) days after the notice is sent. If the contribution remains unpaid at the end of the additional period stated in such notice, then the other members have the option, but not the obligation, to advance the unpaid sum to the Company for the benefit of their own capital accounts.

C.   Preemptive Rights. If the Company proposes to issue and sell any of its equity securities or any notes, loans, or securities containing options or rights to acquire any equity securities, the Company will offer to sell to each member, a portion of the number or amount of such securities proposed to be sold in any such transaction or series of related transactions equal to the product obtained by multiplying (X) the total number of such securities proposed to be sold by (Y) such member's Percentage Interest on the date of the offer, all for the same price and upon the same economic terms and otherwise on substantially the same terms and conditions as the securities that are being offered in such transaction or series of transactions. The Company shall cause to be given to the members a written notice setting forth in reasonable detail the terms and conditions upon which they may purchase any of its equity securities or any securities containing options or rights to acquire any equity securities or any securities convertible into equity securities for value, including the number of interests or other securities offered by the Company, the price at which such shares or other securities are being offered and the date on which the sale is to be completed (a "Preemptive Notice"). After receiving a Preemptive Notice, if any Rights Members wish to exercise the rights granted by this Section in whole or in part, he/she must give notice to the Company in writing, within ten (10) business days after the date that such Preemptive Notice is deemed given, that he or she irrevocably agrees in writing to purchase the interests or other securities offered on the terms and conditions set forth in the Preemptive Notice and the maximum number or amount of such securities that he agrees to purchase. If any members do not wish to exercise their preemptive rights or fail to reply to the Preemptive Notice, the interests or other securities offered to him/her in accordance with this Section may thereafter, for a period not exceeding one hundred eighty (180) calendar days following the expiration of such ten day period, be issued, sold or subjected to rights or options to any purchaser at a price not less than the price at which they were offered to such members and on other terms and conditions no more favorable to the purchasers thereof than those offered to the members. Any such shares or other securities not so issued, sold or subjected to rights or options to any purchaser during such one hundred eighty (180) day period will thereafter again be subject to the preemptive rights provided for in this Section. No further offer to the members is then required with respect to the same offering of securities.

Article IV. Members' Capital Accounts

The Company shall maintain a separate capital account for each Member. No Member may withdraw any part of the Member's contributed capital without the consent of the Managers. If a Member's capital account falls below the amount of the Member's contributed capital because of losses or permitted withdrawals, the Member's share of the profits will be credited to the Member's capital account until the capital contribution has been restored, and before any profits can be credited to the Member's income account. No interest will be paid on any balances in the member's capital accounts.

Article V. Division of Profits and Losses

The net profits and losses of the Company shall be divided among the Members based on their Percentage Interests, as defined below.

Article VI. Members' Income Accounts

The Company shall maintain a separate income account for each Member, to which each Member's share of the Company's income or losses shall be credited or charged. If there is no credit balance in a Member's income account, losses shall be charged to the Member's capital account.

Article VII. Limitation of Liability

Except as explicitly provided herein or by the laws of the State of Delaware, no Member shall be liable for any debt, liability or other obligation of the Company or any other Member.

Article VIII. Members' Right to Salary and Drawings

A.   Each Member may withdraw any credit balance in the member's income account at any time. No Member shall be entitled to an additional share of profits solely because the Member's capital account exceeds that of any other Member, except as otherwise provided in the agreement.

B.   Other than as set forth herein, no Member shall receive any salary for the Member's services to the Company, which are provided in their capacity as Members. The Company shall reimburse the members performing services for or on behalf of the Company for expenses they may incur in connect with providing such service, upon evidence of said expense being presented to the Company.

Article IX. Membership and Percentage Interests

A.   Membership. The initial Members of the Company are set forth herein. Members may be added or removed pursuant to the terms of Article X(4) of this agreement.

B. Percentage Interests. The following parties are Members of the Company maintaining percentage interests in the Company ("Percentage Interests") as follows:

1) Jonathan Lagasse	44.25%
2) Michelle Fournier	39.25%
3) Jenna Donleavy	8%
4) Irrational Investments, LLC	4%
5) Laura Hersey	1.5%
6) John Donleavy	.5%
7) Jennifer Joyce	.5%
8) Amy Nichols	.5%
9) Patrick Jones	.5%
10) Cecilia Lenk	.5%
11) Steven Dziedzic	.5%

C. Membership Units for Crowd Funding Members. The above Percentage Interests shall be adjusted on a pro-rata basis so that membership interests can be sold in an equity-based crowd funding offering. Up to 400,000 Class A Membership Interest Units ("Class A Units") are hereby authorized and designated. The Class A Units shall have voting rights equal to one vote per unit, shall participate in the division of profits and losses as noted in Article V, and shall be available to be offered for sale and resale to private investors, in conjunction with applicable exemptions contained in the rules of the Securities Act of 1933, as amended. Class A Units shall not have any preemptive rights, or other rights that are granted to the membership interests held by the initial Members. Class A Units shall not be limited by the transfer restrictions in Article XI that are applicable to the initial Members' Units.

The number of membership interest units (the "Units") authorized for issuance shall be 3,500,000. 3,100,000 of the Units are owned by the initial Members and 400,000 are designated as Class A Units.

The Company shall maintain a schedule of all Members, their respective mailing addresses and the amount and series of Units held by them (the "Members Schedule"), and shall update the Members Schedule upon the issuance or transfer of any Units to any new or existing Member. The Members Schedule is attached hereto as Schedule A.

Article X. Management

A. Managers.

(1) Except for those powers expressly granted to the members pursuant to the laws of the State of Delaware or this agreement, the management, operation and business of the Company shall be vested in the Managers. Day to day management of the Company is vested initially in the following two (2) managers (the "Managers"):

(a) Michelle Fournier

(b) Jonathan Lagasse

(2) The Managers, each acting singularly shall have the power and obligation to:

(a) Prepare and give reports of operations of the Company to the members or to government agencies;

(b) Supervise and manage the Company's business in a prudent manner that will protect the best interests of the Company;

(c) Execute, in the Company's name such contracts, notes or other documents that may be needed in connection with the day-to-day operation of the Company;

(d) Borrow money, on the Company's existing credit, for use in the Company's business in amounts not in excess of $50,000.00;

(e) Purchase personal property for use by the Company and, in connection with such a purchase, grant to the seller a security interest in the property purchased; and

(f) Make and undertake all necessary and reasonable expenditures to acquire and improve the Company's assets.

(3) The Managers may not do any of the following without the written consent of a majority vote of the Percentage Interests of the Members of the Company:

(a) Transfer, sell, or dispose of all or substantially all of the Company's assets or funds;

(b) Admit new members to the Company or make decisions pertaining to accepting new investments, including the issuance or dilution of equity;

(c) Engage the Company in any business other than that specified in this agreement; or

(d) Any change to the rights, preferences and privileges of the membership interests in the Company.

(4) A Manager or Officer (as defined in paragraph C below) may resign at any time by giving written notice to the Company. A Manager may be removed only for "cause," including a conviction for felony, violation of securities laws, fraud, or "a material breach of this Agreement" upon written request of a majority of the disinterested Members. In the event of the removal or resignation of a Manager or Officer, a replacement Manager or Officer may be elected as provided above.

(5) In the event of a disagreement between the Managers as to the management

of the Company, any deadlock shall be decided by a majority of the disinterested members of the Board of Advisors set forth in the Advisory Board Addendum to the Operating Agreement, dated January 1, 2017; provided that Patrick Jones shall not vote on a matter if his vote would create an even number of voting members of the Board of Advisors.

C.   Officers.

(1) Except as otherwise provided herein, the day-to-day activities of the Company may be conducted by the officers of the Company as may be appointed by the unanimous vote of the Managers from time to time pursuant to the provisions set forth in this section. Each Officer will serve at the will of and pursuant to such terms and conditions as the Managers may approve. Such Officers may include from time to time a President, Treasurer and a Secretary (each, an "Officer" and collectively, the "Officers").

(2) The signature of the President, or of any other Officer or Officers duly authorized by the Managers, on any agreement, contract, instrument or other document shall be sufficient to bind the Company in respect thereof and conclusively evidence the authority of such Officer or Officers and the Company with respect thereto, and no third party need look to any other evidence, or require the joinder or consent of any other party; provided, however, that any action out of the ordinary course of business of the Company by the President or other duly authorized Officer or Officers, as the case may be, shall be taken at a meeting of the managers or by unanimous written consent in lieu thereof signed (which can be provided or received via facsimile transmission) by each Manager or their duly authorized representatives.

Article XI. Right of Member to Assign or Transfer Membership Interest

A.   Nature of Membership Interest. Membership interests in the Company is personal property and may be transferred either by act of the Member or by operation of law subject to the provisions of this agreement.

B.   The right of any Member to transfer his/her membership interest, shall nevertheless be subject to the following:

(1) No Transfer of any membership interests in the Company may be made without the unanimous consent of the non-interested Members and no transfer may be made if such Transfer would cause or result in a breach of any agreement binding upon the Company or of then applicable rules and regulations of any governmental authority having jurisdiction over such transfer. The Managers may require as a condition of any transfer that the transferring Member assume all costs incurred by the Company in connection therewith and furnish an opinion of counsel, satisfactory to the Company as to both counsel and opinion, that the proposed transfer complies with applicable law.

(2) No membership interests shall be transferred if such transfer would cause the classification of the Company for federal income tax purposes would be adversely

affected or jeopardized, or if such transfer would have any other substantial adverse effect on the Company or the other members for tax purposes.

(3) Any person who acquires any membership interests in the Company, in any manner whatsoever, shall be deemed, by acceptance of the acquisition thereof, to have agreed to be subject to and bound by all of the obligations of this agreement with respect to such interest and shall be subject to the provisions of this agreement with respect to any subsequent transfer of the membership interests.

(4) Any transfer in contravention of the provisions of this agreement shall be null and void and ineffective to transfer any interest in the Company, and shall not bind, or be recognized by, or on the books of, the Company, and any transferee or assignee in such transaction shall not be or be treated as or deemed to be a Member for any purpose.

C.   Rights of Transferees and Assignees Limited. No transferee or assignee of a membership interest in the Company, except to (1) an existing Member or Members, (2) an affiliate controlling or controlled by any Member, or (3) a trust or similar estate, tax or administrative planning vehicle for the benefit of one or more members of the immediate family of the transferring member so long as such transferring member retains control of all voting rights related to such trust or other vehicle during such transferring member's lifetime (each, a "Permitted Transferee"), has any right to participate in the management of affairs of the Company or to become a substitute member (the "Management Rights"), unless the remaining non-transferring members entitled to receive a majority of the non-transferred profits (or losses) of the Company consent to the transfer or assignment of the Management Rights. Rather, the transferee or assignee is entitled to receive only the share of the profits, losses, or other compensation by way of income and the return of capital contributions to which the selling member would otherwise be entitled. Upon any such transfer, which does not confer any Management Rights, the Percentage Interests of the remaining members will be adjusted in proportion to their respective prior capital contributions. Notwithstanding the foregoing, upon the transfer of a Member's membership interests to any Permitted Transferee, the Management Rights associated with such membership interests shall be transferred to the Permitted Transferee without the consent of the non-transferring Members, and the Percentage Interests will be re-allocated accordingly.

D.   Right of First Refusal. If at any time a Member proposes to sell, assign or otherwise dispose of all or any part of his or her membership interest in the Company or such transfer or assignment occurs by operation of law and the Company is not dissolved thereby, the non-transferring Members (acting individually or collectively pursuant to their respective pro rata share of the Percentage Interests, or in such other proportions as they may mutually agree) shall have a right of first refusal to purchase all of the transferring Member's membership interests at a price agreed upon by the members that shall not exceed the value to be paid for such membership interests by any third-party purchaser in an arms-length transaction. Alternatively, the non-transferring members may cause the Company to purchase all of the transferring member's membership interests at a price agreed upon by the members that shall not exceed the value to be paid for such membership interests by any third-party purchaser in an arms-length transaction. Further rights of members may be defined in a separate Members Agreement if all members so agree.

Article XII. Bank Account

All the Company's funds shall be deposited in its name in an account with such bank or banks as the Managers may agree upon from time to time. All withdrawals from these accounts shall be by check signed by a Manager.

Article XIII. Books and Records

The Company's books of account will be kept in accordance with generally accepted accounting principles. The books and supporting records will be maintained at the Company's principal office and will be examined by the Company's certified public accountants at least annually. The Members and their representatives shall at all reasonable times have access to the Company's books and records and its certified public accountant's reports for the purpose of inspecting or copying the same. The Company's fiscal year shall start on January 1st and close on December 31st. The Company's certified public accountants shall prepare an income statement and balance sheet for each fiscal year within three months after the end of the fiscal year. These financial statements shall be binding upon the members as to the income or losses and balances in the members' income and capital accounts.

Article XIV. Dissolution/Dissociation

A.   When Dissolution Will Occur. The Company shall be dissolved and liquidated upon the happening of any of the following:

(1) The expiration of the term specified in Article II;

(2) The written consent of the Members owning more than three-fourths (3/4) of the Percentage Interest in the Company; or

(3) The occurrence of any other event causing the dissolution of the Company under State of Delaware Limited Liability Company Act.

B.   Election to Continue After Event of Dissolution. Notwithstanding the occurrence of an act of dissolution under Article XIV(A)(3) above, the Company shall not be dissolved and liquidated if there is at least one (1) remaining Member of the Company and, within forty-five (45) days of being notified of the act of dissociation, he/she/they vote unanimously to continue the business of the Company.

C.   Notice of Dissociation. Upon the dissociation of a Member, the successor, trustee, executor or representative of the dissociated member will notify all the remaining Members of the event of dissociation within forty-five (45) days of the occurrence of the event, which include without limitation, death, incapacity or insolvency.

D.   Rights and Obligations of Dissociated Members. A dissociated Member shall cease to be a Member of the Company and the former Member's successor, trustee, executor or representative shall have no Management Rights. However, the former Member's successor, trustee, executor or representative shall have the right to receive the former Member's share of the profits, losses, or other compensation by way of income and the return of capital contributions to which the former member would otherwise be entitled. In addition, the remaining members, and thereafter the Company, shall have a right of first refusal to purchase all of the former member's membership interest in accordance with Article XI(D). The purchase price and terms of payment shall be agreed upon between the remaining members and dissociated member's successor, trustee, executor or representative. If no agreement can be reached, then the purchase price and terms of payment shall be established by mediation in accordance with Article XVI below.

E.   Effect of Non-election to Continue the Company. In the event that the Members do not elect to continue the Company, the business of the Company shall expire and the Company shall be liquidated as provided in article XV.

Article XV. Liquidation

Upon dissolution of the Company and the failure to continue the Company under Article XIV, the Members, or a liquidator appointed by the Managers, will liquidate the Company in an orderly fashion. The proceeds derived from the sale of the Company's property, including its name and goodwill, shall be applied in accordance with the laws of the State of Delaware.

Article XVI. Jurisdiction/Dispute Resolution

The validity, construction and enforceability of this agreement shall be governed in all respects by the law of the State of Delaware applicable to agreements negotiated, executed and performed in Delaware between Delaware residents, whether one or more of the parties shall now be or hereafter become a resident of another state or country.

In the event that any matter of disagreement shall arise hereunder, such disagreement shall be resolved in accordance with the terms contained in this section. No party shall institute a proceeding in any court nor administrative agency to resolve a dispute between the parties before that party has first sought to resolve the dispute through direct negotiation with the other party. If the dispute is not resolved within two (2) weeks after a demand for direct negotiation, the parties shall attempt in good faith to resolve the dispute through confidential mediation.

The parties shall use their best efforts to agree upon a mediator. If no agreement can be reached within forty-eight (48) hours, then each party shall nominate its own mediator, and those two mediators shall have an additional forty-eight (48) hours to agree on a final mediator.

If the mediator is unable to facilitate a settlement of the dispute within a reasonable period time, as determined by the mediator, the mediator shall issue a written statement to the parties to that effect and the aggrieved party may then, and only then, seek relief through litigation. The mediator's compensation, and any other costs associated with the mediation process, will be shared equally by the disputing parties. In the event it becomes necessary for either party hereto to file a lawsuit to enforce this agreement or any provision contained herein, the party prevailing in such action shall be entitled to recover all remedies or damages.

Notwithstanding the above, if said dispute is of an exigent circumstance such that irreparable damage or injury will be done during the pendency of the mediation process, then the aggrieved party, in addition to starting the mediation process, may seek immediate injunctive relief against the threatened breach of this agreement or the continuation of any such breach.

Article XVII. Relationship of Managers, the Company and Others

A.   A Member may have business interests and engage in business activities in addition to those connected with the Company, which interests and activities may be in one or more industries similar to or different from those of the Company. Provided that, with the exception of businesses pre-existing this agreement, a Member will not engage in business activities which compete directly to the current or prospective business activities of the Company.

B.   The Managers may from time to time in the conduct of Company affairs consult with, utilize the services of, or otherwise engage in business activities with a member, or one or more affiliates of a member. To the extent the cost of such services is to be borne by the Company, such engagement shall only be on a basis which is not less favorable than the Company would obtain in an arms' length transaction, if comparable third parties or transactions are reasonably available, or which is reasonably determined by the disinterested Manager to be in the best interests of the Company. All interested Member(s), Manager(s) or affiliate(s) shall disclose any such affiliation prior to its engagement by the Company, and all members shall have the right, upon written request to the Company, to receive copies of all agreements relating to each such engagement before or after the execution thereof.

C.   Members shall hold and maintain the confidential, non-public information related to or created by the Company ("Confidential Information") in strictest confidence and shall restrict access to Confidential Information to employees, contractors, and third parties as is reasonably required. A Member shall not, without prior written approval of a Manager, use Confidential Information for the Member's own benefit, publish, copy, or otherwise disclose to others, or permit the use by others for their benefit or to the detriment of the Company, any Confidential Information. Members shall return to the

Company any and all records, notes, and other written, printed, or tangible materials in its possession pertaining to Confidential Information immediately upon ceasing to be a Member or if requested by the Company.

Article XVIII. Amendments

If at any time during the term of this agreement, the Members shall deem it necessary or expedient to make any alteration in any article, clause, matter or thing herein contained, they may do so by a writing signed by all of the Members. All such alterations shall be adhered to and have the same force and effect as if they had been originally embodied in, and formed as part of, this agreement.

Article XIX. Successors and Assigns

This agreement shall inure to the benefit of and be binding upon the respective heirs, executors, administrators and assigns of each of the parties hereto.

Article XX. Representations and Warranties

Each party to this agreement has had an opportunity to review it terms as well as all relevant information concerning the Company, and understands the terms and conditions of its investment in the Company.

[Remainder of page intentionally blank.]

AMENDMENT TO THE NEW SLOBBR, LLC OPERATING AGREEMENT
SIGNATURE PAGE, effective as of February 21, 2017

NEW SLOBBR, LLC

By: _Michelle Fournier_   By: _____

Michelle Fournier, Manager   Jonathan Lagasse, Manager

CONSENTED AND AGREDE TO BY THE FOLLOWING MEMBERS:

Michelle Fournier
By : Michelle Fournier   By : Jonathan Lagasse

By: John Donleavy   By: Jennifer Joyce

By: Amy Nichols   By: Patrick Jones

By: Cecilia Lenk   By: Laura Galvin

By: Steven Dziedzic

**AMENDMENT TO THE NEW SLOBBR, LLC OPERATING AGREEMENT
SIGNATURE PAGE, effective as of February 21, 2017**

NEW SLOBBR, LLC

By: _____
    Michelle Fournier, Manager

By:  _____
    Jonathan Lagasse, Manager

CONSENTED AND AGREDE TO BY THE FOLLOWING MEMBERS:



By : Michelle Fournier

By : Jonathan Lagasse

By: John Donleavy

By: Jennifer Joyce

By: Amy Nichols

By: Patrick Jones

By: Cecilia Lenk

By: Laura Galvin

By: Steven Dziedzic

AMENDMENT TO THE NEW SLOBBR, LLC OPERATING AGREEMENT

SIGNATURE PAGE, effective as of February 21, 2017

NEW SLOBBR, LLC

By: _____
Michelle Fournier, Manager

By: _____
Jonathan Lagasse, Manage

CONSENTED AND AGREDE TO BY THE FOLLOWING MEMBERS:

By : Michelle Fournier

By : Jonathan Lagasse



By: John Donleavy

By: Jennifer Joyce

By: Amy Nichols

By: Patrick Jones

By: Cecilia Lenk

By: Laura Galvin

By: Steven Dziedzic

AMENDMENT TO THE NEW SLOBBR, LLC OPERATING AGREEMENT SIGNATURE PAGE, effective as of February 21, 2017

NEW SLOBBR, LLC

By: _____
    Michelle Fournier, Manager

By: _____
    Jonathan Lagasse, Manager

CONSENTED AND AGREDE TO BY THE FOLLOWING MEMBERS:

By : Michelle Fournier

By : Jonathan Lagasse

By: John Donleavy

By: Jennifer Joyce

By: Amy Nichols

By: Patrick Jones

By: Cecilia Lenk

By: Laura Galvin

By: Steven Dziedzic

12

AMENDMENT TO THE NEW SLOBBR, LLC OPERATING AGREEMENT SIGNATURE PAGE, effective as of February 21, 2017

NEW SLOBBR, LLC

By: _____
   Michelle Fournier, Manager

By: _____
   Jonathan Lagasse, Manager

CONSENTED AND AGREDE TO BY THE FOLLOWING MEMBERS:

By : Michelle Fournier

By : Jonathan Lagasse

By: John Donleavy

By: Jennifer Joyce

By: Amy Nichols

By: Patrick Jones

By: Cecilia Lenk

By: Laura Galvin

By: Steven Dziedzic

12

**AMENDMENT TO THE NEW SLOBBR, LLC OPERATING AGREEMENT
SIGNATURE PAGE, effective as of February 21, 2017**

NEW SLOBBR, LLC

By: _____   By: _____
    Michelle Fournier, Manager   Jonathan Lagasse, Manager

CONSENTED AND AGREDE TO BY THE FOLLOWING MEMBERS:

_____   _____
By : Michelle Fournier   By : Jonathan Lagasse

_____   _____
By: John Donleavy   By: Jennifer Joyce

_____
By: Amy Nichols   By: Patrick Jones

_____   _____
By: Cecilia Lenk   By: Laura Galvin

_____
By: Steven Dziedzic

**AMENDMENT TO THE NEW SLOBBR, LLC OPERATING AGREEMENT
SIGNATURE PAGE, effective as of February 21, 2017**

NEW SLOBBR, LLC

By: _____
Michelle Fournier, Manager

By: _____
Jonathan Lagasse, Manager

CONSENTED AND AGREDE TO BY THE FOLLOWING MEMBERS:

By : Michelle Fournier

By : Jonathan Lagasse

By: John Donleavy

By: Jennifer Joyce

By: Amy Nichols

By: Patrick Jones



By: Cecilia Lenk

By: Laura Galvin

By: Steven Dziedzic

AMENDMENT TO THE NEW SLOBBR, LLC OPERATING AGREEMENT
SIGNATURE PAGE, effective as of February 21, 2017

NEW SLOBBR, LLC

By: _____   By: _____
    Michelle Fournier, Manager   Jonathan Lagasse, Manager

CONSENTED AND AGREDE TO BY THE FOLLOWING MEMBERS:

_____   _____
By : Michelle Fournier   By : Jonathan Lagasse

_____   _____
By: John Donleavy   By: Jennifer Joyce

_____   _____
By: Amy Nichols   By: Patrick Jones



_____   _____
By: Cecilia Lenk   By: Laura Galvin

_____
By: Steven Dziedzic

AMENDMENT TO THE NEW SLOBBR, LLC OPERATING AGREEMENT
SIGNATURE PAGE, effective as of February 21, 2017

NEW SLOBBR, LLC

By: _____   By: _____
Michelle Fournier, Manager   Jonathan Lagasse, Manager

CONSENTED AND AGREDE TO BY THE FOLLOWING MEMBERS:

_____   _____
By : Michelle Fournier   By : Jonathan Lagasse

_____   _____
By: John Donleavy   By: Jennifer Joyce

_____   _____
By: Amy Nichols   By: Patrick Jones

_____   _____
By: Cecilia Lenk   By: Laura Galvin



_____
By: Steven Dziedzic

AMENDMENT TO THE NEW SLOBBR, LLC OPERATING AGREEMENT SIGNATURE PAGE, effective as of February 21, 2017

NEW SLOBBR, LLC

By: ______________________________
Michelle Fournier, Manager

By: ______________________________
Jonathan Lagasse, Manager

CONSENTED AND AGREDE TO BY THE FOLLOWING MEMBERS:

____
By : Michelle Fournier

____
By : Jonathan Lagasse

____
By: John Donleavy

____
By: Jennifer Joyce

____
By: Amy Nichols

____
By: Patrick Jones

____
By: Cecilia Lenk

____
By: Laura Galvin



____
By: Steven Dziedzic

Jenna Donleavy
____
By: Jenna Donleavy